UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated November 8, 2016.	1
2.	Relevant Event, dated November 8, 2016.	11

2

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

Results for the nine months ended September 2016

Sales of the Bioscience Division grow by +6.5%, increasing Grifols’ revenues to EUR 2,952 million

•      Revenues over EUR 1,000 million and growth in the three divisions during the third quarter

•      Revenues of the Bioscience Division for the nine months ended September 2016 total EUR 2,356.4 million, rising +6.5% (+6.7% cc1). The positive trend in sales of the main plasma proteins continues led by IVIG, alpha-1 antitrypsin and albumin

•      Grifols moves forward in the development of its respiratory franchise with a strong revenue performance of alpha-1 antitrypsin

•      The growth in Bioscience, together with the recovery in the sales of the Diagnostic (+2.1% / +2.8% cc) and Hospital (+5.8% / +6.9% cc) divisions in the third quarter, contribute to increase Grifols’ recurring revenues by +4.3% (+4.5% cc) (excluding Raw Materials and Others) through September

•      Margins remain stable: EBITDA reaches 28.6% of revenues and stands at EUR 842.9 million; the EBIT margin represents 23.4% of revenues and amounts to EUR 692.1 million

•      Net profit rises by +1.1% to EUR 406.1 million

•      The liquidity position exceeds EUR 1,300 million, with more than EUR 900 million of available cash

•      The net debt to EBITDA ratio decreases to 3.32x (3.39x cc) at the end of September

Barcelona, 8 November 2016.- Grifols (MCE: GRF, MCE: GRF.P and NASDAQ: GRFS) increased its revenues by +2.8% (+3.0% cc) to EUR 2,951.7 million for the nine months ended September 2016. Recurring revenues (excluding Raw Materials and Others) grew by +4.3% (+4.5% cc) reaching EUR 2,912.7 million, as a result of the good sales performance in the Bioscience Division and the recovery of the revenues generated by the Diagnostic and Hospital divisions in the third quarter of the year.

1 Constant currency (cc) excludes the impact of exchange rate movements

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

Revenues of the Bioscience Division increased by +6.5% (+6.7% cc) to EUR 2,356.4 million between January and September, demonstrating a solid trend, driven mainly by the sales volumes of IVIG, alpha-1antitrypsin and albumin.

Revenues of the Diagnostic Division rose by +2.1% (+2.8% cc) in the third quarter due to the expansion of NAT technology (Procleix® NAT Solutions) in China and the Middle East, as well as the progressive penetration of the blood typing line in the United States and its robust growth in the rest of the markets. These positive contributions and the absorption of the impact of the new contract signed with Abbott in July 2015 for the production of antigens resulted in revenues of EUR 485.9 million over the first nine months of the year, showing a recovery of the yearly cumulative decrease up to -4.6% (-4.4% cc).

Sales of the Hospital Division increased by +5.8% (+6.9% cc) between July and September 2016, taking the division’s revenues for the first nine months of the year to EUR 70.5 million, compared with EUR 72.0 million generated in the same period of 2015. This increase was driven by the Intravenous therapy line. Growth in the United States continued to be favourable, and the division strengthened its penetration in Portugal and various countries of Latin America.

As in previous quarters, margins continued to be impacted mainly by the decline in royalties related to the transfusion diagnostics unit received during 2015, which fell significantly in 2016; by the higher plasma costs linked to the opening of new donor centres and to the greater incentives to reward donors for their time. Grifols maintains as a strategic priority the increase of supply of raw material to meet on a sustainable basis the growing market demand.

In this regard, while progressing with the plan to open new plasma centres and allocating resources required to support the increase in the commercial activity, the margin EBITDA remained stable reaching 28.6% of revenues for the first nine months of the year and amounted to EUR 842.9 million (-1.6%). EBIT stood at EUR 692.1 million (-3.6%), representing 23.4% of revenues.

The financial result continued to improve and decreased by -7.2%. The favourable impact of exchange rates and the maturity of the interest rate derivative contracts contributed to this result.

Grifols’ EUR 406.1 million net profit increased by +1.1% to 13.8% of the group’s net revenues. The effective tax rate for the nine months to September 2016 was 22.3%.

At the end of September, net financial debt was EUR 3,809.2 million, including EUR 900.5 million in cash. The company maintained its liquidity position above EUR 1,300 million, taking into account undrawn credit lines in excess of EUR 400 million.

Grifols’ net debt to EBITDA ratio was 3.32x, in line with the figure reported at the beginning of the year. Excluding the exchange rate impact, it stood at 3.39x.

The reduction of indebtedness remains a priority, and to this end the company continues to focus on cash generation. At 30 September 2016, Grifols’ operating cash flow amounted to EUR 372.9 million, a positive milestone considering the higher inventory levels associated with the opening of new plasma centres and higher volume of sales.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

Following the end of the quarter, on October 28, 2016, the Board of Directors approved the payment of an interim dividend on account of 2016 profit of EUR 0.18 per each share by which the Company´s share capital is represented. The payment of the interim dividend will be made on December 7, 2016.

Key figures for the nine months ended September 2016:

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

REVENUE PERFORMANCE

•                  Bioscience Division: 79.8% of revenues

The Bioscience Division represents Grifols’ main line of organic growth. Significant increases in the sales’ volumes of the main plasma proteins continue. The geographic mix has favoured revenues, and, prices as a whole remained stable. Revenues in the first nine months of the year rose by +6.5% (+6.7% cc) to EUR 2,356.4 million.

Sales of IVIG remained solid through September. Demand for this plasma product continued to be very strong, buoyed by growth in the United States and Europe. There was notable growth in certain countries of the Asia-Pacific region. Grifols is leader in the field of immunodeficiencies, and promotes better diagnosis and treatment of these diseases. In the field of neurology, where the use of immunoglobulins is on the rise, the company is promoting advanced training for its sales teams in order to provide a better response to the needs of patients and healthcare professionals.

In this regard, representatives of Grifols’ neurology and immunology business areas have taken part in the advanced training organised by the American Association of Neuromuscular & Electrodiagnostic Medicine2 (AANEM) on chronic inflammatory demyelinating polyneuropathy (CIDP). Initiatives of this kind are part of the association’s education programme to help improve the diagnosis and treatment of the disease.

Sales of albumin continue to grow, supported by China and the United States, where demand remains very strong. The positive trend in various Latin American countries also continues.

Grifols is leader in the production and sale of alpha-1 antitrypsin, and actively promotes the diagnosis of the deficiency of this protein (AATD) in the United States, Europe and - in a more incipient manner - Latin America. Sales are steadily growing significantly in the United States, Canada and several European countries.

The company continues to advance the development of its respiratory franchise. In addition to the above-mentioned growth in sales of alpha-1 antitrypsin, progress is being made on the development of Linhaliq® (Pulmaquin®), an innovative inhaled ciprofloxacin compound for the treatment of severe respiratory diseases. Grifols holds the worldwide sales rights for this compound under the global agreement reached following the acquisition of 35.13% of Aradigm Corporation.

In the third quarter of 2016, Aradigm announced the final dosing of the last patient in its Phase III clinical trial for the indication of the compound for the treatment of non-cystic fibrosis bronchiectasis (BE)3. The completion of the study and the approval of the product would enable Grifols to complement its product portfolio.

2 AANEM (American Association of Neuromuscular & Electrodiagnostic Medicine) is the leading organisation in the United States in the provision of quality support and training to doctors and other healthcare professionals for the treatment of neuromuscular diseases and the practice of electrodiagnostic medicine.

3 Full information available at http://investor.aradigm.com/releasedetail.cfm?ReleaseID=990452

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

Sales of factor VIII continue to grow in the United States, largely driven by the treatment of patients who have developed inhibitors. This segment shows a very positive sustainable trend.

In parallel, the results of the SIPPET study (Survey of Inhibitors in Plasma Products Exposed Toddlers) - which shows that treatment with recombinant factor VIII (rFVIII) is associated with an incidence of inhibitors 87% higher than treatment with plasma factor VIII with von Willebrand factor (pdFVIII/VWF) in previously untreated patients with severe hemophilia A - continues to influence the choice of treatment for these patients.

At the patient world congress organised by the World Federation of Hemophilia (WFH), the results of the SIPPET study were one of the main topics. In addition, since the publication of the study in The New England Journal of Medicine, the main hemophilia associations, for doctors and patients alike, have recognised the impact of the results and issued recommendations for physicians to assess and present both treatment options (plasma derived and recombinant) to patients and their families. The objective is to foster informed decision-making when choosing the best option for their treatment, even in countries where the recombinant approach was previously the only option recommended in the treatment guides.

These include associations in the United States (NFH/MASAC), the United Kingdom (UKHCDO), France (AFH), Canada (CHS/AHCDC) and Europe (EAHAD and EHC), as well as WFH. Moreover, the European Medicines Agency (EMA) is currently conducting a review of different factor VIII concentrates in order to assess the risk of developing inhibitors in patients who start treatment for hemophilia A, and will be issuing its recommendations soon.

•                  Diagnostic Division: 16.5% of revenues

Revenues of the Diagnostic Division amounted to EUR 485.9 million, moderating their decline, compare with the first half of the year, to -4.6% (-4.4% cc) due to the positive contribution of sales in the third quarter of 2016, which increased by +2.1% (+2.8% cc).

Significant features included the expansion of NAT technology (Procleix® NAT Solutions) in countries of the Asia-Pacific region (including China) and the Middle East, as well as the sales performance in such an important and consolidated market as the United States; the absorption of the impact of the new contract signed with Abbott in July 2015 for the production of antigens; and the positive trend in sales of analysers (Wadiana® and Erytra®) and reagents (DG-Gel® cards) in the blood typing business line in the United States, as well as their introduction in new markets.

As a result of the marketing efforts, Grifols is laying the foundations to grow the division through new products, expansion into new markets and the strengthening of its commercial presence in geographical areas where it already operates.

In the Middle East, Grifols has become the main supplier of NAT technology in Saudi Arabia after being awarded the contract to supply transfusion services to the Saudi Ministry of Health (MoH) and for the majority of the member countries of the Cooperation Council for the Arab States of the Gulf (CCASG). This tender adds to the 2015 contract for the National Guard Hospitals (NGH) project, and reinforces Grifols’ goal of establishing itself as a leading provider of NAT technology in the region.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

Another highlight of the period was the opening of a diagnostic training centre in Dubai, which will offer specialised training courses on Grifols Transfusion Medicine and Clinical Diagnostic products.

In the Asia-Pacific region, Grifols won its first tender in South Korea as a supplier of blood typing solutions to the Korean Red Cross. It has also won tenders in Tunisia and the Maghreb, confirming its commitment to new emerging markets.

The Group also continued to promote its presence in Latin America with its Diagnostic Division. Highlights included the launch of its NAT technology line in the region, with the installation of the first Procleix Panther® in Peru, as well as the official approval by the Brazilian health authorities (ANVISA) to market the ID CORE XT® and ID HPA XT® genomic DNA blood genotyping systems. These systems are developed and manufactured by Progenika Biopharma, and opportunities in leading Brazilian blood banks have already been identified.

In Europe, highlights included the agreements reached in Poland with two of the country’s main healthcare companies for the exclusive use of Grifols inmunohematology and reagent products in their laboratories. CE mark approval was also obtained from the European Union for the VITROS® HIV Combo test, developed by Grifols and Ortho Clinical Diagnostics for the early detection of acute HIV infection. This is an important milestone in the joint business between the two companies, in which Grifols is responsible for manufacturing the antigens for the test.

In the United States, the FDA amended the response protocol relating to the Zika virus extending the screening requirement of all donations to the blood banks of the country. The Grifols test developed with Hologic is approved under the research protocol (IND) for use in areas with a risk of transmission and to meet this new requirement.

•                  Hospital Division: 2.4% of revenues

Revenues of the Hospital Division amounted to EUR 70.5 million. Sales in the third quarter were positive (+5.8% / +6.9% cc) and contributed to reduce the cumulative decline to -2.1% (-0.2% cc) when compared to the EUR 72.0 million reported in the same period of 2015.

The Intravenous Therapy has driven the growth. As anticipated by Grifols, various public tenders relating to the Pharmatech lines (include hospital logistics and i.v. Tools) were launched in a number of Latin American countries. Growth in the United States continued to be favourable.

•                  Raw Materials and Others Division: 1.3% of revenues

Grifols’ non-recurring revenues in the Raw Materials and Others Division amounted to EUR 38.9 million, representing 1.3% of total revenues. These include, among others, third-party engineering projects performed by Grifols Engineering, income deriving from manufacturing agreements with Kedrion, and revenues from royalties.

As anticipated, the lower revenues for this division are directly related to the reduction in royalties related to the transfusion diagnostics unit.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

Revenues by division for the first nine months of 2016:

Revenues by region for the first nine months of 2016:

THIRD QUARTER OF 2016

Grifols’ total revenues in the third quarter of 2016 exceeded EUR 1,000 million, representing an increase of +3.0% (+4.0% cc) compared with the same period of the previous year. There was notable growth in recurring revenues (excluding Raw Materials and Others), that increase +5.0% (+6.0% cc).

The Bioscience Division was the main driver of growth, with revenues rising by +5.6% (+6.7% cc) to EUR 797.0 million. Notable features of the period include increased sales of IVIG in the United States and the European Union, and buoyant sales of alpha-1 antitrypsin and factor VIII in North America and of albumin in China.

The commitment to geographical expansion and the increased penetration of products and services in markets where the group already operates were reflected in the sales achieved by the Diagnostic and Hospital divisions. The Diagnostic Division growth over the quarter saw revenues rising by +2.1% (+2.8% cc) to EUR 169.0 million. The Hospital Division grew by +5.8% (+6.9% cc), with sales exceeding EUR 24.0 million.

Sales in the United States and Canada continued to grow, rising by +7.3% (+7.9% cc) to EUR 674.6 million compared to the same period of the previous year. Revenues generated in ROW (Rest of World) also grew to EUR 164.7 million, increasing +2.3% (+5.0% cc) and the European Union recovered with sales stabilised at EUR 150.8 million mitigating its decline to -1.8% (-0.7% cc).

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

Revenues by division for the third quarter of 2016:

Revenues by region for the third quarter of 2016:

INVESTMENT ACTIVITIES: R&D AND CAPEX

•                  Over EUR 163 million invested in Research & Development in nine months

Net investment in R&D amounted to EUR 163.2 million for the nine months ended September 2016, representing 5.5% of revenues. This figure mainly comprises EUR 149.7 million of R&D expenses, as well as investments made through investee companies.

One of the group’s main strategic lines of R&D is focused on Alzheimer’s. In addition to the AMBAR study (Alzheimer Management By Albumin Replacement), a trial that combines the extraction of plasma and its replacement with albumin (plasma exchange), Grifols is also working with Araclon Biotech on a vaccine against Alzheimer’s.

The results obtained in the phase I clinical trial of this active immunotherapy against Alzheimer’s disease (ABvac40) were presented during the third quarter of the year. The study did not evaluate the effectiveness of the treatment. However, ABvac40 produced an immune response in more than 87% of the patients who received the active principle during the trial.

The conclusions of the study, which support its continuation, were presented at the Alzheimer’s Association International Conference held in Toronto. The compound ABvac40, which focuses on combating Alzheimer’s in its early stages, shows a good safety and tolerability profile.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

•                  Capital Expenditure (CAPEX): execution continues as planned

In the first nine months of the year, Grifols invested EUR 180.3 million to continue improving and expanding its manufacturing facilities. The investment plan currently under way progresses, including investments to expand industrial capacity and in the group’s investee companies. One of the main efforts focuses on increasing stocks of plasma in order to be able to satisfy the growing demand for plasma-derived products on a sustainable basis, by streamlining the plan to open plasma donor centres in the United States.

After the quarter end, Grifols relocated its headquarters in Germany to a new office building with sufficient capacity to consolidate its presence in that country at a single location.

The new building located in Frankfurt — also home to its previous German headquarters — covers approximately 5,400 m2 and houses the company’s Sales and Marketing department for Germany. The logistic function, currently managed from Langen, will also be transferred to the new building in December, with more than 1,500 m2 of storage space available for handling the distribution of Grifols products in the country.

Grifols has had a commercial subsidiary in Germany since 1997. Following the acquisition of Talecris in 2011, the country also hosts the commercial headquarters of the Bioscience Division in Europe.

The financial statements corresponding to the first nine months of 2016, attached in a separate document, are part of the financial information provided by the company. All the documents are available on the Grifols website (www.grifols.com).

About Grifols

Grifols is a global healthcare company with more than 75-year legacy of improving people’s health and well-being through the development of protein therapies, hospital pharmacy products and diagnostic technology for clinical use.

The company is present in more than 100 countries worldwide and its headquarters are located in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 160 plasma donation centres in the U.S., and is a leading producer of plasma-derived medicines. As a recognised leader in transfusion medicine, Grifols offers a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks, and transfusion centres.

In 2015, sales exceeded EUR 3,934 million with a headcount close to 14,700 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE: GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE: GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

Legal Disclaimer

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols Group.

Third Quarter 2016 Performance Summary

Operational and Financial Highlights - 9M 2016 2 Sales of the Bioscience Division grow by +6.5%, increasing Grifols’ revenues to EUR 2,951.7 million Revenues over EUR 1,000 million and growth in the three divisions during the third quarter Revenues of the Bioscience Division for the nine months ended September 2016 total EUR 2,356.4 million, rising +6.5% (+6.7% cc*). The positive trend in sales of the main plasma proteins continues led by IVIG, alpha-1 antitrypsin and albumin Grifols moves forward in the development of its respiratory franchise with a strong revenue performance of alpha-1 antitrypsin The growth in Bioscience, together with the recovery in the sales of the Diagnostic (+2.1% / +2.8% cc) and Hospital (+5.8% / +6.9% cc) divisions in the third quarter, contribute to increase Grifols’ recurring revenues by +4.3% (+4.5% cc) (excluding Raw Materials and Others) through September * Constant currency (cc) excludes exchange rate variations

3 Operational and Financial Highlights - 9M 2016 Margins remain stable: EBITDA reaches 28.6% of revenues and stands at EUR 842.9 million; the EBIT margin represents 23.4% of revenues and amounts to EUR 692.1 million Net profit rises by +1.1% to EUR 406.1 million The liquidity position exceeds EUR 1,300 million, with more than EUR 900 million of available cash The net debt to EBITDA ratio decreases to 3.32x (3.39x cc) at the end of September

Key financial figures - 9M 2016 4 In millions of euros except % and EPS 9M 2016 9M 2015 % Var NET REVENUE (NR) 2,951.7 2,871.8 2.8% GROSS MARGIN 47.8% 49.1% R&D 149.7 158.1 (5.4%) % NR 5.1% 5.5% EBITDA 842.9 856.8 (1.6%) % NR 28.6% 29.8% EBIT 692.1 718.0 (3.6%) % NR 23.4% 25.0% GROUP PROFIT 406.1 401.6 1.1% % NR 13.8% 14.0% ADJUSTED (1) GROUP PROFIT 464.6 463.4 0.3% % NR 15.7% 16.1% CAPEX 180.3 201.1 (10.3%) EARNINGS PER SHARE (EPS) (2) 0.59 0.59 1.1% September 2016 December 2015 % Var TOTAL ASSETS 9,567.9 9,601.7 (0.4%) TOTAL EQUITY 3,532.4 3,301.4 7.0% CASH & CASH EQUIVALENTS 900.5 1,142.5 (21.2%) LEVERAGE RATIO (3.32/3.39cc) (3) 3.19 (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions (2) EPS as of September 30, 2015 calculated taking into consideration the 2:1 split effective 4 January (3) Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by division - 9M 2016 5 In thousands of euros 9M 2016 % of Net Revenues 9M 2015 % of Net Revenues % Var % Var cc* BIOSCIENCE 2,356,352 79.8% 2,212,255 77.0% 6.5% 6.7% DIAGNOSTIC 485,868 16.5% 509,506 17.8% (4.6%) (4.4%) HOSPITAL 70,516 2.4% 72,002 2.5% (2.1%) (0.2%) SUBTOTAL 2,912,736 98.7% 2,793,763 97.3% 4.3% 4.5% RAW MATERIALS AND OTHERS 38,942 1.3% 77,999 2.7% (50.1%) (50.6%) TOTAL 2,951,678 100.0% 2,871,762 100.0% 2.8% 3.0% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 9M 2016 6 In thousands of euros 9M 2016 % of Net Revenues 9M 2015 % of Net Revenues % Var % Var cc* US + CANADA 1,944,070 65.9% 1,827,774 63.7% 6.4% 5.6% EU 473,951 16.1% 496,255 17.3% (4.5%) (4.0%) ROW 494,715 16.7% 469,734 16.3% 5.3% 9.1% SUBTOTAL 2,912,736 98.7% 2,793,763 97.3% 4.3% 4.5% RAW MATERIALS AND OTHERS 38,942 1.3% 77,999 2.7% (50.1%) (50.6%) TOTAL 2,951,678 100.0% 2,871,762 100.0% 2.8% 3.0% * Constant currency (cc) excludes the impact of exchange rate movements

Profit & Loss account - 9M 2016 7 In thousands of euros 9M 2016 9M 2015 % Var NET REVENUE (NR) 2,951,678 2,871,762 2.8% COST OF SALES (1,541,925) (1,462,367) 5.4% GROSS MARGIN 1,409,753 1,409,395 0.0% % NR 47.8% 49.1% R&D (149,659) (158,134) (5.4%) SG&A (567,952) (533,253) 6.5% OPERATING EXPENSES (717,611) (691,387) 3.8% OPERATING RESULT (EBIT) 692,142 718,008 (3.6%) % NR 23.4% 25.0% FINANCIAL RESULT (183,395) (197,620) (7.2%) SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES 13,144 (3,603) (464.8%) PROFIT BEFORE TAX 521,891 516,785 1.0% % NR 17.7% 18.0% INCOME TAX EXPENSE (116,381) (116,277) 0.1% % OF PRE-TAX INCOME 22.3% 22.5% CONSOLIDATED PROFIT FOR THE YEAR 405,510 400,508 1.2% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (586) (1,101) (46.8%) GROUP PROFIT FOR THE PERIOD 406,096 401,609 1.1% % NR 13.8% 14.0%

Balance sheet (Assets) - September 30, 2016 8 September December 2016 2015 NON-CURRENT ASSETS 6,614,792 6,512,243 GOODWILL AND OTHER INTANGIBLE ASSETS 4,577,704 4,693,931 PROPERTY PLANT & EQUIPMENT 1,680,447 1,644,402 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 197,937 76,728 NON-CURRENT FINANCIAL ASSETS 90,272 30,388 OTHER NON-CURRENT ASSETS 68,432 66,794 CURRENT ASSETS 2,953,073 3,089,472 INVENTORIES 1,544,502 1,431,391 TRADE AND OTHER RECEIVABLES 475,214 483,196 OTHER CURRENT FINANCIAL ASSETS 1,779 1,294 OTHER CURRENT ASSETS 31,117 31,091 CASH AND CASH EQUIVALENTS 900,461 1,142,500 TOTAL ASSETS 9,567,865 9,601,715 In thousands of euros

Balance sheet (Equity & Liabilities) - September 30, 2016 9 September December 2016 2015 EQUITY 3,532,438 3,301,390 CAPITAL 119,604 119,604 SHARE PREMIUM 910,728 910,728 RESERVES 1,696,074 1,371,061 TREASURY STOCK (68,710) (58,575) INTERIM DIVIDENDS 0 (119,615) CURRENT YEAR EARNINGS 406,096 532,145 OTHER COMPREHENSIVE INCOME 464,607 540,855 NON-CONTROLLING INTERESTS 4,039 5,187 NON-CURRENT LIABILITIES 5,109,749 5,247,319 NON-CURRENT FINANCIAL LIABILITIES 4,486,770 4,597,654 OTHER NON-CURRENT LIABILITIES 622,979 649,665 CURRENT LIABILITIES 925,678 1,053,006 CURRENT FINANCIAL LIABILITIES 222,885 262,497 OTHER CURRENT LIABILITIES 702,793 790,509 TOTAL EQUITY AND LIABILITIES 9,567,865 9,601,715 In thousands of euros

Cash flow - 9M 2016 10 In thousands of euros 9M 2016 9M 2015 GROUP PROFIT 406,096 401,609 DEPRECIATION AND AMORTIZATION 150,758 138,805 NET PROVISIONS (23,708) (3,975) OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 27,350 (2,108) CHANGES IN INVENTORIES (145,560) (80,575) CHANGES IN TRADE RECEIVABLES (36,842) 99,104 CHANGES IN TRADE PAYABLES (5,218) (120,468) CHANGE IN OPERATING WORKING CAPITAL (187,620) (101,939) NET CASH FLOW FROM OPERATING ACTIVITIES 372,876 432,392 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (188,836) (58,040) CAPEX (180,293) (201,118) R&D/OTHER INTANGIBLE ASSETS (20,205) (22,240) OTHER CASH INFLOW / (OUTFLOW) (5,953) (279,067) NET CASH FLOW FROM INVESTING ACTIVITIES (395,287) (560,465) FREE CASH FLOW (22,411) (128,073) PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS (11,766) 12,695 ISSUE / (REPAYMENT) OF DEBT (61,696) (42,341) DIVIDENDS (PAID) / RECEIVED (93,243) (97,157) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (27,104) (13,168) NET CASH FLOW FROM FINANCING ACTIVITIES (193,809) (139,971) TOTAL CASH FLOW (216,220) (268,044) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 1,142,500 1,079,146 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS (25,819) 80,746 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 900,461 891,848

Group profit reconciliation - 9M 2016 11 In millions of euros 9M 2016 9M 2015 % Var GROUP NET PROFIT 406.1 401.6 1.1% % NR 13.8% 14.0% Amortization of deferred financial expenses 47.4 48.0 (1.3%) Amortization of intangible assets acquired in business combinations 27.9 31.7 (12.0%) Tax impacts of adjustments (16.8) (17.9) -6.1% ADJUSTED (1) GROUP NET PROFIT 464.6 463.4 0.3% % NR 15.7% 16.1% (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

Net revenue by division - 3Q 2016 12 In thousands of euros 3Q 2016 % of Net Revenues 3Q 2015 % of Net Revenues % Var % Var cc* BIOSCIENCE 797,012 79.7% 754,862 77.8% 5.6% 6.7% DIAGNOSTIC 169,038 16.9% 165,519 17.0% 2.1% 2.8% HOSPITAL 24,038 2.4% 22,726 2.3% 5.8% 6.9% SUBTOTAL 990,088 99.0% 943,107 97.1% 5.0% 6.0% RAW MATERIALS AND OTHERS 9,945 1.0% 28,090 2.9% (64.6%) (64.4%) TOTAL 1,000,033 100.0% 971,197 100.0% 3.0% 4.0% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 3Q 2016 13 In thousands of euros 3Q 2016 % of Net Revenues 3Q 2015 % of Net Revenues % Var % Var cc* US + CANADA 674,604 67.5% 628,598 64.7% 7.3% 7.9% EU 150,811 15.0% 153,506 15.8% (1.8%) (0.7%) ROW 164,673 16.5% 161,003 16.6% 2.3% 5.0% SUBTOTAL 990,088 99.0% 943,107 97.1% 5.0% 6.0% RAW MATERIALS AND OTHERS 9,945 1.0% 28,090 2.9% (64.6%) (64.4%) TOTAL 1,000,033 100.0% 971,197 100.0% 3.0% 4.0% * Constant currency (cc) excludes the impact of exchange rate movements

Share performance - September 30, 2016 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B vs IBEX 35 BASE 100, from December 31, 2015 to September 30, 2016 Source: Infobolsa 14 Class A: -10.0% IBEX-35: -8.0% Class B: -4.7% 70 80 90 100 110 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16

15 Legal disclaimer The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 8, 2016